Exhibit 99.1

News release

Cenovus announces 2022 second-quarter financial and operating results
Company returned more than $1 billion to shareholders through share buybacks

Calgary, Alberta (July 28, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continued to deliver safe and reliable operations and strong financial performance in the second quarter of 2022. Upstream production of 762,000 barrels of oil equivalent per day (BOE/d)1 and downstream throughput of more than 457,000 barrels per day (bbls/d) included the impact of significant planned turnaround and maintenance activities during the quarter. Aligned with the company’s shareholder returns framework, Cenovus delivered more than $1 billion to shareholders in common share purchases under its Normal Course Issuer Bid (NCIB) for the second quarter, in addition to the company's base dividend.

“We executed on our commitment of returning 50% of excess free funds flow to shareholders in the quarter while maintaining strong operational and financial performance during a period of significant planned turnarounds and maintenance,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “And we’re well positioned for even better performance in the second half of the year as our assets return to operating at normal rates across the portfolio.”

Second-quarter results highlights
•Generated cash from operating activities of nearly $3.0 billion, adjusted funds flow of $3.1 billion, free funds flow of $2.3 billion and excess free funds flow of approximately $2.0 billion.
•Reduced long-term debt, including current portion, to $11.2 billion and net debt to $7.5 billion at quarter end.
•Released Cenovus’s 2021 environmental, social and governance (ESG) report today, detailing overall sustainability performance and progress on the company’s ESG targets.

Financial, production & throughput summary
(For the period ended June 30)	2022 Q2	2022 Q1	% change	2021 Q2	% change
Financial ($ millions, except per share amounts)
Cash from operating activities	2,979	1,365	118	1,369	118
Adjusted funds flow[2]	3,098	2,583	20	1,817	71
Per share (basic)[2]	1.57	1.30		0.90
Per share (diluted)[2]	1.53	1.27		0.89
Capital investment	822	746	10	534	54
Free funds flow[2]	2,276	1,837	24	1,283	77
Excess free funds flow[2]	2,020	2,615	(23)	1,244	62
Net earnings (loss)	2,432	1,625	50	224	986
Per share (basic)	1.23	0.81		0.11
Per share (diluted)	1.19	0.79		0.11
Long-term debt, including current portion	11,228	11,744	(4)	13,380	(16)
Net debt	7,535	8,407	(10)	12,390	(39)
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)[1]	614,200	654,500	(6)	614,900
Conventional natural gas (MMcf/d)	882	865	2	906	(3)
Total upstream production (BOE/d)[1]	761,500	798,600	(5)	765,900
Total downstream throughput (bbls/d)	457,300	501,800	(9)	539,000	(15)
1 See Advisory for production by product type.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.

2022 capital budget and guidance update
Cenovus has updated its 2022 corporate guidance, mainly to reflect changes in the commodity price environment, the restart of the West White Rose Project, the Sunrise oil sands acquisition, accelerated upstream development activity and increased downstream operating costs. The updated guidance is available on Cenovus’s website under Investors.

Changes to the company’s 2022 guidance include:
•Increased total capital investments for the year by $400 million at the mid-point to an updated range of $3.3 billion to $3.7 billion.
•Oil Sands capital guidance has increased by $200 million at the mid-point, related to higher planned investments at Sunrise following the anticipated third-quarter closing of the previously announced acquisition of the remaining 50% partnership interest as well as incremental capital at Foster Creek, Christina Lake and Lloydminster thermals to support continued optimization of the assets, including adding shorter-cycle production opportunities and increased delineation drilling to speed well pad development.
•Capital guidance for the Offshore segment has increased by about $100 million to include preliminary work on the West White Rose Project restart.
•Capital guidance for the Conventional segment has increased by $100 million at the mid-point to account for inflation of labour and equipment costs, increased scope of drilling activity in the second half of 2022 as well as for asset integrity and emissions reduction initiatives.
•Updated total upstream production guidance to between 780,000 BOE/d and 810,000 BOE/d, an increase of 15,000 BOE/d at the midpoint, to reflect the expected closing of the agreement to purchase the remaining 50% partnership interest in the Sunrise oil sands project.
•Increased unit operating expenses across the Downstream business to capture the outlook for strong natural gas prices, extended turnaround activity at the non-operated Wood River, Borger and Toledo refineries, and inflationary pressures on labour costs, and chemical and electricity prices in the U.S. and Canada.
•Revised the range for expected cash taxes to between $2.3 billion and $2.6 billion for the year, reflecting higher commodity price assumptions and increased profitability across Cenovus’s businesses.

Second-quarter results
In the second quarter of 2022, Cenovus again delivered strong operating and financial results, driven by the company’s continued safe and reliable operating performance and low cost structure, as well as stronger commodity prices.

Operating results1
Cenovus’s total revenues in the second quarter increased to $19.2 billion from $16.2 billion in the first quarter of 2022, driven by higher average commodity and realized sales prices for the company’s products across the Upstream and Downstream businesses. Upstream revenues were $10.1 billion in the second quarter, compared with $9.7 billion in the previous quarter. Downstream revenues were $10.8 billion in the quarter, compared with $8.2 billion in the first quarter.
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Total operating margin3 was nearly $4.7 billion, compared with $3.5 billion in the first quarter. Upstream operating margin4 was more than $3.8 billion, compared with about $2.9 billion in the first quarter. Downstream operating margin4 rose to $847 million in the second quarter from $544 million in the first quarter. The increase was due to U.S. Manufacturing operating margin of $793 million in the quarter, compared with $423 million in the first quarter, driven mainly by strong market crack spreads, which more than doubled from the previous quarter.

Cenovus produced 761,500 BOE/d in the second quarter, down from first-quarter production of nearly 800,000 BOE/d due to a planned turnaround at Christina Lake. Christina Lake production was 228,800 bbls/d in the second quarter, down from 254,100 bbls/d in the first quarter. Foster Creek production of 187,800 bbls/d in the second quarter, compared with 197,900 bbls/d in the first quarter, reflected anticipated declines in volumes from wells brought on in late 2021. After a thorough mechanical and safety assessment, a turnaround initially scheduled for the third quarter of 2022 at Foster Creek has been deferred to the second quarter of 2023. At the Lloydminster thermal projects, second-quarter production increased by more than 2,000 bbls/d from the previous quarter to 98,400 bbls/d. The 10,000 bbls/d Spruce Lake North project remains on track for first oil in the third quarter with steam injection already underway. Offshore production was 70,100 BOE/d in the second quarter compared with 76,400 BOE/d in the first quarter, mainly due to planned maintenance and lower contracted sales volumes at the Liwan 3-1 field in China. The sales volume decline is partially offset by the finalization of an agreement to increase natural gas sales at Liuhua 29-1. Cenovus’s Conventional production rose 6% in the second quarter from the previous period to 132,600 BOE/d, due to the company’s successful drilling program, well reactivation and recompletion work done in the first quarter.

The Canadian Manufacturing segment had crude utilization of 73% and throughput of 80,900 bbls/d, compared with 89% and 98,100 bbls/d in the first quarter. The lower utilization rate was due to planned turnaround activity at both the Lloydminster Upgrader and Lloydminster Refinery, which was completed in the second quarter. Canadian Manufacturing had second-quarter operating margin of $47 million compared with $114 million in the first quarter, mainly due to the lower throughput and higher expenses associated with the turnarounds.

In the U.S. Manufacturing segment, crude utilization of 75% and throughput of 376,400 bbls/d were lower than in the first quarter of 2022 as the non-operated Toledo, Wood River and Borger refineries were impacted by planned turnarounds and extended maintenance activities. The lower throughput and higher expenses associated with the turnaround activities were offset by higher market crack spreads, which drove a significantly improved operating margin of $793 million in the second quarter compared with an operating margin of $423 million in the first quarter. The Lima Refinery had strong operating performance in the second quarter, achieving 91% utilization.

The turnaround activity at the Wood River and Borger refineries is done, with work substantially complete in July at Toledo. Cenovus expects to be well positioned for stronger operational momentum in the second half of the year.

Financial results
Cash from operating activities was almost $3.0 billion and adjusted funds flow was nearly $3.1 billion in the quarter. Free funds flow of $2.3 billion included capital investment of $822 million, primarily to sustain production and throughput levels, as well as work to complete the Superior Refinery rebuild. Long-term
3Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4Specified financial measure. See Advisory.
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debt, including the current portion, was reduced to $11.2 billion as at June 30, 2022, down from $11.7 billion at the end of the first quarter. Net debt declined to $7.5 billion as at June 30, 2022, down nearly $900 million from March 31, 2022.

Cash flows were impacted in the second quarter by a realized risk management loss of $664 million related to Cenovus’s risk management program. On April 4, 2022 the company announced its crude oil sales price risk management activity related to West Texas Intermediate (WTI) would no longer be required. By June 30, 2022 all WTI risk management contracts related to crude oil sales were closed.

The company recorded a current tax expense of $902 million in the second quarter, related to taxable income arising in Canada, the U.S. and the Asia Pacific region. The increase is due to higher taxable income from the company’s financial performance largely driven by stronger commodity prices.

During the quarter, Cenovus sold its remaining investment in Headwater Exploration Inc. for cash proceeds of $110 million. The previously announced $420 million sale of Cenovus’s retail fuels network continues to progress through regulatory approvals, with an anticipated close in the third quarter. Cenovus also expects to complete its acquisition of the remaining 50% partnership interest in the Sunrise oil sands asset during the third quarter.

Cenovus had net earnings of $2.4 billion in the second quarter, compared with $1.6 billion in the first quarter. The increase in net earnings was primarily due to increased operating margin, an unrealized risk management gain and a lower charge for the ConocoPhillips contingent payment, partially offset by a higher income tax expense, an unrealized foreign exchange loss and higher general and administrative costs driven by long-term incentive costs. On May 17, 2022 the contingent payment obligation associated with the 2017 acquisition from ConocoPhillips ended. The final payment of $177 million will be made in July 2022.

2022 planned maintenance
The following table provides details on planned turnaround activities at Cenovus assets in 2022 and anticipated production or throughput impacts.

2022 planned maintenance
Potential quarterly production/throughput impact (Mbbls/d)
	Q3	Q4
Upstream
Foster Creek	Deferred
Lloydminster thermals	1 - 2
Downstream
U.S. Manufacturing	5 – 10	2 – 6

Dividend declarations and share purchases
The Board has declared a base dividend of $0.105 per share, payable on September 29, 2022 to common shareholders of record as of September 15, 2022.

Cenovus continues to execute its ongoing NCIB program, approved in the fourth quarter of 2021, which allows the company to purchase up to 146.5 million of its common shares. In the second quarter, the company purchased approximately 43 million shares, delivering more than $1 billion to shareholders under the NCIB program. In accordance with Cenovus’s shareholder returns framework, the company met its
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return to shareholders target for the quarter exclusively through share buybacks. Subsequent to the end of the quarter, as of July 27, 2022, the company had purchased about 19 million shares, for approximately $425 million. Since the NCIB program began in November 2021, Cenovus has purchased approximately 104 million common shares, to deliver $2.2 billion in returns to shareholders.

The Board also declared a second-quarter dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on October 3, 2022 to shareholders of record as of September 15, 2022 as follows:

Preferred shares dividend summary
	Rate (%)	Amount ($/share)
Share series
Series 1	2.577	0.16106
Series 2	3.207	0.20209
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Sustainability
Cenovus released its 2021 ESG report today, which is now available on the company’s website. The report updates progress towards targets in Cenovus’s five ESG focus areas: climate & greenhouse gas emissions, water stewardship, biodiversity, Indigenous reconciliation and inclusion & diversity.

Milestones in 2021 include:
•Reducing methane emissions by 25% from 2020 levels.
•Spending $215 million with Indigenous businesses, with the cumulative amount now more than half way to the company’s target of at least $1.2 billion in expenditures between 2019 and year-end 2025.
•Reclaiming 421 decommissioned well sites.
•Meeting the target of reducing fresh water intensity by 20% in oil sands operations relative to 2019.

In 2021, scope 1 and 2 net-equity emissions remained flat year-over-year, and were down slightly from 2019. Cenovus remains committed to its target to reduce absolute emissions by 35% on a net-equity basis by year-end 2035. The company evaluated the feasibility of carbon capture and storage (CCS) at the Minnedosa Ethanol Plant and Elmworth natural gas processing plant, initiated a technology screening study to determine the optimal carbon capture technology at the Lloydminster Upgrader and completed a feasibility study for the construction of a CCS project at Christina Lake. Further efforts to reduce emissions include plans to scale up methane reduction initiatives across additional conventional oil and natural gas production sites. As Cenovus advances toward its long-term ambition of net zero emissions by 2050, it also continues to work with the Pathways Alliance, including progressing the alliance’s foundational carbon capture project.
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Conference call today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, July 28, 2022, starting at 9 a.m. MT (11 a.m. ET).
To participate, please dial 800-263-0877 (toll-free in North America) or 647-794-1825 approximately 10 minutes prior to the conference call. A live audio webcast will also be available and will be archived for approximately 90 days.

Advisory

Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by operating segment
Three months ended June 30, 2022
Oil Sands
Bitumen (Mbbls/d)	540.3
Heavy crude oil (Mbbls/d)	16.4
Conventional natural gas (MMcf/d)	12.0
Total Oil Sands segment production (BOE/d)	558.8
Conventional
Light crude oil (Mbbls/d)	7.5
Natural gas liquids (Mbbls/d)	24.7
Conventional natural gas (MMcf/d)	601.2
Total Conventional segment production (BOE/d)	132.6
Offshore
Light crude oil (Mbbls/d)	13.3
Natural gas liquids (Mbbls/d)	12.0
Conventional natural gas (MMcf/d)	269.0
Total Offshore segment production (BOE/d)	70.1
Total upstream production (BOE/d)	761.5
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Forward‐looking Information
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward‐looking information in this document is identified by words such as “achieve”, “anticipate”, “continue”, “deliver”, “expect”, “focus”, “positioned”, “target”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: general and 2022 priorities; performance in the second half of 2022; achieving production capacity and first oil at the Spruce Lake North thermal project; natural gas sales at Liuhua 29-1; timing of turnarounds and maintenance; closing of the retail fuels network sale; upstream production, downstream throughput, and downstream operations and performance; closing of the transaction to acquire the 50% working interest in the Sunrise oil sands asset and restart of the West White Rose Project; cash taxes; the final contingent payment associated with the 2017 ConocoPhillips asset acquisition; delivering total shareholder returns beyond the base dividend through share buybacks under the NCIB and variable dividends in accordance with the shareholder returns framework; ESG focus areas, targets, and ambitions, including GHG emissions reductions through the Pathways Alliance; and progressing GHG-reducing technologies, including carbon capture and storage projects.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow to reducing net debt; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s updated 2022 Guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity prices, inflation, operating and capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management Discussion and Analysis (MD&A) for the periods ended December 31, 2021 and June 30, 2022, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).
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Specified Financial Measures
This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended June 30, 2022, (available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin
Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

Total Operating Margin
Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream		Downstream		Total
Three Months Ended ($ millions)	June 30, 2022 (1)	March 31, 2022 (2)	June 30, 2022 (1)	March 31, 2022 (2)	June 30, 2022 (1)	March 31, 2022 (2)
Revenues
Gross Sales	11,685	10,897	10,844	8,247	22,529	19,144
Less: Royalties	1,582	1,185	-	-	1,582	1,185
	10,103	9,712	10,844	8,247	20,947	17,959
Expenses
Purchased Product	1,461	1,818	9,046	6,946	10,507	8,764
Transportation and Blending	3,238	3,194	(2)	2	3,236	3,196
Operating	1,010	909	866	645	1,876	1,554
Realized (Gain) Loss on Risk Management	563	871	87	110	650	981
Operating Margin	3,831	2,920	847	544	4,678	3,464
(1) Found in Note 1 of the June 30, 2022, interim Consolidated Financial Statements.
(2) Found in Note 1 of the March 31, 2022, interim Consolidated Financial Statements. Purchased product and transportation and blending have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending. See Note 3 of the June 30, 2022, interim Consolidated Financial Statements.
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Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow
The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per share is calculated by dividing Adjusted Funds Flow by the weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

Three Months Ended ($ millions)	June 30, 2022	March 31, 2022	June 30, 2021
Cash From (Used in) Operating Activities (1)	2,979	1,365	1,369
(Add) Deduct:
Settlement of Decommissioning Liabilities	(27)	(19)	(18)
Net Change in Non-Cash Working Capital	(92)	(1,199)	(430)
Adjusted Funds Flow	3,098	2,583	1,817
Capital Investment	822	746	534
Free Funds Flow	2,276	1,837	1,283
Add (Deduct):
Base Dividends Paid on Common Shares	(207)	(69)	(36)
Dividends Paid on Preferred Shares	(8)	(9)	(8)
Settlement of Decommissioning Liabilities	(27)	(19)	(18)
Principal Repayment of Leases	(75)	(75)	(77)
Acquisition Costs	(1)	-	-
Proceeds From Divestitures, Net	62	950	100
Excess Free Funds Flow	2,020	2,615	1,244
(1) Found in the June 30, 2022, or March 31, 2022, interim Consolidated Financial Statements.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Cenovus contacts

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